Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated October 16, 2024, with respect to the Combined Statement of Revenues and Direct Operating Expenses related to certain oil and natural gas properties, rights and related assets owned by the Contributors (as defined in Note 1 to the Combined Statement of Revenues and Direct Operating Expenses) included in the Current Report of Dorchester Minerals, L.P. on Form 8-K/A filed October 16, 2024, which is incorporated by reference in this Registration Statement. We consent to the incorporation by reference of the aforementioned report in this Registration Statement, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Dallas, Texas

March 11, 2025